UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34398 / October 13, 2021

In the Matter of

Pomona Investment Fund
Pomona Management LLC
Pomona Capital X, L.P.
Pomona Capital IX, L.P.
Pomona Partnership Holdings VIII, L.P.

780 Third Avenue, 46th Floor
New York, NY 10017

(812-15218)

ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND
RULE 17d-1 UNDER THE ACT

Pomona Investment Fund, et al. filed an application on April 19, 2021, and an amendment to the
application on July 13, 2021 requesting an order under section 17(d) of the Investment Company
Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions
otherwise prohibited by section 17(d) of the Act and rule 17d-1 under the Act. The order would
permit certain closed-end management investment companies (the "Regulated Funds") to co-
invest in portfolio companies with each other and with affiliated investment funds and accounts.

On September 14, 2021, a notice of the filing of the application was issued (Investment
Company Act Release No. 34374). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the relief requested by Pomona Investment Fund, et al. (File No. 812-15218) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,
Assistant Secretary.